Exhibit 99.1

Mixed Martial Arts Group Limited Secures $2 Million Non-Dilutive Financing

Key Highlights:

●	Non-convertible and unsecured promissory note issued
●	Family office invests in promissory note
●	No warrants issued
●	Allows the business to continues to fund growth initiatives across the business
●	Board changes with the appointment of Richard Paolone, Eric Corbett and Angel Liriano, and the resignation of Hugh Williams and Jonathan Hart.

New York, NY / GlobeNewsWire / April 11, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), a pioneering technology company seeking to aggregate and drive participation in combat sports, today announced that it entered into a non-dilutive and unsecured $2,000,000 Revolving Loan Agreement dated April 7, 2025 (the “Revolving Loan Agreement”). The Revolving Loan accrues interest at a rate of 14% per annum and matures 12 months from issuance.

As part of the financing, Hugh Williams and Jonathan Hart resigned as directors of the Company, and Richard Paolone, Eric Corbett and Angel Liriano were appointed as directors of the Company.

Nick Langton, Founder and CEO of MMA, commented on the developments, stating, “Securing this financing is a significant achievement for MMA, reinforcing our balance sheet and providing the working capital needed to support our operations. I’m thrilled to welcome Richard, Eric, and Angel to our Board. Their diverse experience and strong leadership will bring fresh perspectives and valuable guidance as we continue to advance our community offerings within the sector and unlock value for our shareholders. I would also like to express my deep appreciation to Hugh and Jonathan for their dedication and meaningful contributions to MMA’s journey. With strong leadership in place and a clear strategic path forward, we believe MMA is entering a dynamic new chapter of growth and opportunity.”

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc